HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in US dollars)

November 30, 2010, 2009, 2008

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
HIP Energy Corporation
(A Development Stage Company)

We have audited the consolidated balance sheets of HIP Energy Corporation as at November 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2010 and 2009 and the results of its operations and its cash flows for the years ended November 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada
March 30, 2011

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage, has accumulated losses since incorporation and has a working capital deficiency, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the shareholders dated March 30, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada
March 30, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
November 30, 2010 and 2009
(Expressed in US dollars)

	November 30,	November 30,
	2010	2009
	$	$
ASSETS
Current Assets
Cash	35,290	11,515
HST recoverable	8,074	1,280
Prepaid expenses	547	–
Total Current Assets	43,911	12,795
Equipment (Note 3)	36,243	–
Exploration Advances (Note 4)	210,000	–
Oil and Gas Properties (Note 4)	127,500	–
Total Assets	417,654	12,795

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current Liabilities
Accounts payable and accrued liabilities	44,764	43,979
Due to related parties (Note 8)	25,762	–
Advances payable (Note 8)	63,714	61,205
Total Liabilities	134,240	105,184
Stockholders’ Equity (Deficiency)
Capital Stock (Note 6) Authorized: unlimited number of common shares, without par value unlimited number of preferred shares, without par value Issued: 60,727,660 common shares (2009 – 6,211,660)	4,409,168	3,275,168
Contributed Surplus	10,346	9,231
Accumulated other comprehensive loss	(111,935)	(111,935)
Deficit accumulated during the development stage	(4,024,165)	(3,264,853)
Total Stockholders’ Equity (Deficiency)	283,414	(92,389)
Total Liabilities and Stockholders’ Equity (Deficiency)	417,654	12,795

Nature of operations and ability to continue as a going concern (Note 1)

Commitments (Notes 4,5 and 9)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
For the years ended November 30, 2010, 2009 and 2008
(Expressed in US dollars)

	Years ended November 30,
	2010	2009	2008
	$	$	$

EXPENSES
Amortization	2,757	–	–
Bank charges and interest	4,731	407	278
Consulting and secretarial (Note 8)	151,278	–	–
Finders’ fees	800	–	–
Foreign exchange	8,897	18	14
Management fees (Note 8)	169,644	1,736	1,919
Office and miscellaneous	57,191	6,226	4,814
Professional fees	169,137	43,904	31,345
Shareholder information	10,608	622	909
Transfer agent and regulatory fees	6,800	4,506	6,310
Travel and promotion	79,095	–	–
Well bore technology expenses	98,374	–	–
Net loss for the year	(759,312)	(57,419)	(45,589)

Other comprehensive income (loss)

Foreign currency translation adjustment	–	(12,588)	17,268

Comprehensive loss for the year	(759,312)	(70,007)	(28,321)

Basic and diluted loss per share	(0.02)	(0.01)	(0.04)

Weighted average shares outstanding	42,650,696	3,978,774	1,211,660

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended November 30, 2010, 2009 and 2008
(Expressed in US dollars)

	Years ended November 30,
		2010		2009		2008
		$		$		$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period		(759,312)		(57,419)		(45,589)
Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization		2,757		–		–
Donated services		1,115		4,433		4,798
Foreign exchange		2,509		3,532		6,112

Changes in non-cash working capital items
HST recoverable		(6,794)		(1,084)		248
Due to related parties		25,762		–		–
Prepaid expenses		(547)		–		–
Accounts payable and accrued liabilities		785		31,865		964

Net cash used in operating activities		(733,725)		(18,673)		(33,467)

INVESTING
Mineral Property refund		–		–		4,032
Acquisition of equipment		(39,000)
Exploration advances		(210,000)		–		–
Acquisition of oil and gas properties		(122,500)		–		–

Net cash flows provided by (used in) investing activities		(371,500)		–		4,032

FINANCING
Advance payable		–		(23,540)		32,252
Capital stock issued for cash		1,129,000		50,000		–

Net cash flows provided by financing activities		1,129,000		26,460		32,252

NET CASH INFLOWS		23,775		7,787		2,817

CASH, BEGINNING OF YEAR		11,515		3,728		911
CASH, END OF YEAR		35,290		11,515		3,728
Cash paid for income taxes during the year	$	Nil	$	Nil	$	Nil
Cash paid for interest during the year	$	Nil	$	Nil	$	Nil

Non-cash transactions – Note 10

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficiency)
For the years ended November 30, 2010, 2009 and 2008.
(Expressed in US dollars)

					Deficit
				Accumulated	Accumulated
				Other	During the
			Contributed	Comprehensive	Development
	Shares	Amount	Surplus	Income (loss)	Stage	Total
	#	$	$	$	$	$

Balance – November 30, 2007	1,211,660	3,225,168	–	(116,615)	(3,161,845)	(53,292)
Donated services	–	–	4,798	–	–	4,798
Foreign currency translation adjustment	–	–	–	17,268	–	17,268
Net loss for the year	–	–	–	–	(45,589)	(45,589)
Balance – November 30, 2008	1,211,660	3,225,168	4,798	(99,347)	(3,207,434)	(76,815)
Private placement at $0.01 per share	5,000,000	50,000	–	–	–	50,000
Donated services	–	–	4,433	–	–	4,433
Foreign currency translation adjustment	–	–	–	(12,588)	–	(12,588)
Net loss for the year	–	–	–	–	(57,419)	(57,419)
Balance – November 30, 2009	6,211,660	3,275,168	9,231	(111,935)	(3,264,853)	(92,389)
Shares issued for the acquisition of oil and gas properties – Note 4	20,000,000	5,000	–	–	–	5,000
Shares issued for the acquisition of an intangible asset – Note 5	30,000,000	–	–	–	–	–
Shares issued for cash at $0.25 per share	2,416,000	604,000	–	–	–	604,000
Shares issued for cash at $0.25 per share	2,100,000	525,000	–	–	–	525,000
Donated Services	–	–	1,115	–	–	1,115
Net loss for the year	–	–	–	–	(759,312)	(759,312)
Balance – November 30, 2010	60,727,660	4,409,168	10,346	(111,935)	(4,024,165)	283,414

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (notes 4 and 5). The Company did not previously have an operating business.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in US dollars. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 4. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 5. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2010, the Company has negative working capital, accumulated operating losses of $4,024,165 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that its functional currency is now predominately the US dollar. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar. The change in functional currency is accounted for prospectively from March 30, 2010 and prior year financial statements have not been re-measured for the change in functional currency. As a result of this change, the operations of the Company and its subsidiaries have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Continued)

Change in Reporting Currency

The Company elected to adopt the U.S. dollar as its reporting currency effective March 30, 2010 to better reflect its business. Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive loss by $111, 935 at March 30, 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and the requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 13.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of oil and gas properties, plant and equipment, site restoration costs, valuation of future income tax assets and assumptions used in determining the fair value of non-cash stock-based compensation. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations. (Note 1)

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs incurred in exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and general and administration costs directly related to exploration and development activities.

Capitalized costs are accumulated and depleted on the unit-of-production method based on estimated proven reserves as determined by independent petroleum engineers. No amortization of capitalized costs has been recorded in the year ended November 30, 2010 as the Company has not yet established any proven reserves.

Costs associated with properties having unproven reserves are excluded from the depletion and amortization calculation. These costs are assessed periodically to determine whether impairment has occurred. When proven reserves are assigned or if the property is considered to be impaired, the costs associated with the property are added to the costs subject to depletion and amortization.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by using the straight- line method at rates based on the estimated useful lives of the various classes of property, plant and equipment. The current estimated useful life of the equipment is 5 years. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company’s business plans for the asset. Should the Company change its plans with respect to the use and productivity of the equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset’s sale or abandonment. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized and depreciated over the estimated useful life of the asset.

Impairment of Long-lived assets

The Company reviews oil and gas properties for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when these events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable.

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, and development and (or) normal use of the assets. The amount of the obligation is included in the carrying value of the asset and is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. There was no asset retirement obligation accrued at November 30, 2010 and 2009.

Income Taxes

The Company follows the asset and liability method for determining income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the carrying amounts for financial statement purposes and the tax basis for certain assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be settled. The tax effects of changes in these temporary differences are recognized in income in the period in which they occur.

Stock – Based Compensation

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The Company does not estimate stock option forfeitures but rather, accounts for forfeitures as they occur. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus are recorded in share capital.

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation, as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended November 30, 2010, 2009 and 2008, there were no potentially dilutive common shares relating to stock options and warrants outstanding.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company follows CICA Handbook Section 1530 “Comprehensive Income” which establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Consolidated Statements of Operations or Comprehensive Loss.

In accordance with this standard, the Company has classified its financial instruments as follows:

The Company classifies and measures its financial instruments as follows:

  Cash is classified as “held-for-trading” which is measured at fair value initially and in subsequent periods;

  Accounts payable, accrued liabilities, due to related parties and advances payable are classified as other financial liabilities and are measured at fair value at inception. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

3.	EQUIPMENT

	Accumulated	November 30,	November 30,
Cost	Amortization	2010	2009
$39,000	$2,757	$36,243	$-

4.	OIL AND GAS PROPERTIES

	Texas Well Bores
	Opal	Other	Peak Wells	Total
Acquisition
Cash	$62,500	$-	$60,000	$122,500
Shares	-	5,000	-	5,000
	$62,500	$5,000	$60,000	$127,500

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop to develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As at November 30, 2010, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

5.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 4, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

6.	CAPITAL STOCK

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

	a)	On May 12, 2009, the Company completed a private placement with a director of the Company for the purchase of 5,000,000 common shares for proceeds of $50,000.

	b)	On November 19, 2009, the Company undertook a 5:1 reverse stock split of the issued and outstanding common and preferred stock.

	c)	On March 29, 2010, the Company issued 30,000,000 shares of common stock for the worldwide exclusive rights to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology”. (Note 5)

	d)	On March 29, 2010, the Company issued 20,000,000 shares of common stock to acquire all rights, title and interest in and to various oil and gas assets in Texas and Louisiana. (Note 4)

	e)	On April 16, 2010, the Company issued 2,416,000 shares of common stock pursuant to a private placement. The Company received $0.25 per share of common stock for total proceeds of $604,000.

	f)	On April 30, 2010, the Company issued 2,100,000 shares of common stock pursuant to a private placement. The Company received $0.25 per share of common stock for total proceeds of $525,000.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2010 and 2009.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2010 and 2009.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

7.	CAPITAL DISCLOSURES

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non- compliance.

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2010, the Company had cash of $35,290 (2009 – $11,515).

The Company has identified business opportunities as noted in Notes 4 and 5. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

8.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

	a)	During the year ended November 30, 2010, the Company incurred $169,644 (2009 – $1,736; 2008 – $1,919) for management fees to directors, officers and private companies controlled by them.

	b)	During the year ended November 30, 2010, the Company incurred $1,000 (2009 – $Nil) in consulting fees to an officer.

	c)	As at November 30, 2010, the Company owes $49,010 (CDN$50,000) (2009 – $47,125 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

	d)	As at November 30, 2010, the Company owes $25,762 (2009 – $Nil) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)

As at November 30, 2010, the Company owes $14,704 (CDN$15,000) (2009 – $14,080 (CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable

9.	COMMITMENTS

a)

Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at November 30, 2010, the shares had not been issued.

b)

The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

10.	NON-CASH TRANSACTIONS

	Years Ended November 30,
	2010	2009	2008
	$	$	$
Shares issued for acquisition of intangible assets (Note 5)	–	–	–
Shares issued for acquisition of oil and gas properties (Note 4)	5,000	–	–
Donated services	1,115	4,433	4,798

11.	RISK MANAGEMENT

Overview

The Company is engaged primarily in the oil and gas drilling and exploration field and accordingly it may be at risk for environmental issues and fluctuations in commodity pricing relating to the oil and gas drilling and exploration industry. The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured.

Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk

  Liquidity and funding risk

  Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $43,364.

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at November 30, 2010, the Company’s working capital deficiency is $90,329 In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

11.	RISK MANAGEMENT (Continued)

	c)	Market Risk

		i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $35,290 in cash at November 30, 2010. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

		ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	2010	2009

Cash	$69	$11,526
HST recoverable	8,074	1,281
Accounts payable and accrued liabilities	(43,530)	(44,021)

	$(35,387)	$(31,214)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at November 30, 2010, including cash, HST recoverable, and accounts payable and accrued liabilities denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the year ended November 30, 2010. At November 30, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 4 of these consolidated financial statements of which significant production is not expected in the near future.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

12.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2010	2009	2008

Basic statutory and provincial income tax rate	28.63%	30.04%	31.30%

Net loss	$(759,312)	$(57,419)	$(45,589)

Expected income tax recovery on net loss, before income tax	$217,000	$17,000	$14,000
Differences due to recognition of items for tax purposes:
Foreign income taxed at other than CAD stat rate	22,000	-	-
Effects of reduction in statutory rate	(4,000)	(19,000)	(1,000)
Permanent differences	–	(3,000)	(1,000)
Expiry of non-capital loss carry forward	–	(37,000)	(16,000)
Change in valuation allowance	(235,000)	42,000	4,000

Total income tax recovery	$–	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets:
Non-capital losses carried forward	$303,000	$89,000
Exploration expenses	237,000	219,000
Capital loss carry-forwards	91,000	88,000
	631,000	396,000
Valuation allowance	(631,000)	(396,000)
Net future income tax assets	$–	$–

As at November 30, 2010, the Company has accumulated Canadian and foreign exploration costs totaling $911,000 and non-capital losses totaling $765,000. The Company also has $365,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. As at November 30, 2010, the Company has accumulated net operating losses in United States totaling $316,000. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not they will be utilized in future years. The non-capital losses expire as follows:

	Canada	United States	Total

2014	49,000	-	49,000
2015	71,000	-	71,000
2026	58,000	-	58,000
2027	62,000	-	62,000
2028	47,000	-	47,000
2029	66,000	-	66,000
2030	412,000	316,000	728,000

	$765,000	$316,000	$1,081,000

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

13.	CONTRIBUTED SURPLUS

During the year ended November 30, 2010, a Company with a common director provided bookkeeping services and management services at no cost. The fair value of the bookkeeping and management services of $1,115 (2009 – $4,433) have been recorded in the consolidated statement of operations and in contributed surplus. The donated services were discontinued in 2010.

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercial viability related to the Hip Downhole Process Technology. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of ASC 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of November 30, 2010, 2009 and 2008. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2010, 2009 and 2008
(Expressed in US dollars)

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently evaluating the impact of this update on the financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09, “Subsequent Events”. This Update clarifies the financial statement issuance dates that potentially conflict with some of the Securities and Exchange Commission’s guidance. The amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this guidance had no material effect on the consolidated financial statements.

In January 2010, FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in fiscal 2012.

In January 2010, the FASB issued ASU 2010-03, “Extractive Activities - Oil and Gas - Oil and Gas Reserve Estimation and Disclosures.” This ASU amends the “Extractive Industries - Oil and Gas” Topic of the Codification to align the oil and gas reserve estimation and disclosure requirements in this Topic with the SEC's Release No. 33-8995, “Modernization of Oil and Gas Reporting Requirements (Final Rule),” discussed below. The amendments are effective for annual reporting periods ending on or after December 31, 2009. The adoption of these provisions did not have a material impact on the consolidated financial statements.